

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2010

Mr. Kenneth R. Peak
Chairman of the Board, President, and Chief Executive Officer
Contango ORE, Inc.
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

> **Re: Contango ORE, Inc.**
> **Registration Statement on Form 10**
> **Filed September 29, 2010**
> **File No. 000-54136**

Dear Mr. Peak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. Please provide us with a detailed analysis as to why you believe the spin-off of Contango ORE, Inc. shares of common stock to the shareholders of its parent company Contango Oil and Gas Company is not a "sale" of the securities by the parent and does not need to be registered under the Securities Act of 1933. Refer to Staff Legal Bulletin No. 4, available at http://www.sec.gov/interps/legal/slbcf4.txt.

3. Please file all material agreements with your next amendment.

Cautionary Statement Regarding Forward-Looking Statements, page ii

4.   Please remove the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. As you are not currently a reporting company, this safe harbor is not applicable.

Business, page 1

5.   We note your disclosures stating that Contango Ore, Inc. "will acquire properties held by Contango Mining and succeed to the business of Contango Mining." Please clarify your disclosures to indicate whether all of the assets and liabilities of Contango Mining will be acquired as a result of the transaction.

Our Business, page 1

6.   You disclose you initially only expect to have three part time employees. Please disclose the percentage of these three employees' time or hours per week that they expect to devote to your business.

7.   Please clarify here the relationship between you, JEX, and Avalon Development Corporation, including any affiliations. For instance, clarify which party locates prospective mineral properties for acquisition, and how; as well as who conducts exploration work on acquired properties, and who would mire ore if any such exploratory drilling proved successful. In this regard, the only party with experience in exploring for and evaluating gold and rare earth elements appears to be Avalon. As such, please discuss in more detail the experience of Avalon in the exploration for both gold and rare earth elements.

8.   You state that "the only competitive advantage in a commodity-based business is to be among the lowest cost producers." However, you do not discuss how you will achieve that advantage. Given that you "do not have previous experience in the gold or rare earth mineral industries," explain to us why you believe that you will be able to be among the lowest cost producers.

9.   Given your lack of experience with gold or rare earth deposits, discuss how Contango originally chose to acquire these properties, from whom, and at what terms.

Consulting Services provided by Avalon Development Corporation, page 6

10.   We note your reference to Avalon's team of engineers and geoscientists and other professionals. Please disclose the number of such employees, and also the number and type of employees of JEX. Please also disclose the percentage of time or hours per week that these respective companies or certain of their employees expect to devote to your business.

Rare Earth Minerals, page 4

11.   Provide us with the USGS surveys mentioned as well as any updated surveys conducted by the USGS since the 1970s and 1980s.

12.   Define the term "PPM" in the table on page 6.

Employees, page 9

13.   Please clarify the role of your three part time employees in light of your disclosed reliance on independent contracts and consultants for most all services.

Risk Factors, page 9

The Properties in which we have an interest…, page 10

14.   Expand this risk factor to address the fact that the probability of an individual prospect ever having "reserves" is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

The market for our common stock is limited, page 16

15.   We note your statement that your common stock is or will be eligible for trading on the OTC Bulletin Board. Tell us whether you have applied yet for listing and, if so, the status of your application. If you have not, delete the reference to the OTCBB.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

16.   Please disclose your exploratory drilling plan for your gold properties and your REE properties for the next twelve months, for which you have allotted $2 million. Provide more specifics on how those amounts will be allocated. Currently you appear to account only for $350,000 to be spent on the Tetlin Lease.

17.   We also note your statement in a risk factor on page 11 that your business plan will require substantial capital expenditures and that to fund your planned explorations you will soon be required to raise additional capital. Please disclose these planned explorations, and the amount of total capital such plans will require.

Directors and Executive Officers, page 21

18.   Please describe the business experience of each officer and director for the last five years in accordance with Item 401(e) of Regulation S-K, including each person's principal occupations and employment during the past five years; the name and principal business

of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.   In this regard, for instance, please clarify the years that Ms. Makalskaya worked as a director in the Transaction Services practice of PricewaterhouseCoopers before her employment at Contango beginning June 2010, and also clarify that Contango is the parent company of your business prior to its spin-off.

Executive Compensation, page 23

2010 Equity Compensation Plan

19.   Please disclose here the awards that you expect to grant to all executives effective on the date of the distribution. Please also clarify if the beneficial ownership table on page 21 includes the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1), including the equity awards that you expect to grant on the date of the distribution.

20.   Please also file the Contango ORE, Inc. Equity Compensation Plan, if adopted.

Financial Statements

Contango Ore, Inc.

Balance Sheet, page F-3

21.   We note that you have only included an audited balance sheet for Contango Ore, Inc. as of September 24, 2010. Please provide narrative disclosure describing the reasons for your exclusion of a statement of operation and cash flows for the period from inception to the balance sheet date. If the entity has had limited or no operating activity since inception, please make this clear in your disclosure.

22.   Please disclose the fiscal year end of Contango Ore, Inc.

Contango Mining Company

Note 1 – Organization and Business, page F-10

23.   We note your disclosures under this heading indicating that as of June 30, 2010, Contango Mining Company had a 50% interest in the Tetlin properties; and under Note 5 on page F-11 that the remaining 50% interest was purchased from JEX Exploration L.P. on September 15, 2010.   Please address the following points:

        a.   Please disclose whether your Statement of Operations and Statement of Cash Flows for the period from inception (October 15, 2009) to June 30, 2010 include

100% of the costs pertaining to the properties in which Contango Mining held an interest or only a portion of these costs based on its 50% interest and explain the terms of any cost sharing arrangement.

b.   We expect you will need a pro forma Balance Sheet and pro forma Statement of Operations in your filing to show the anticipated effects of the reorganization, including the business of Contango Mining, $3 million cash, and the recently acquired property interests, all to be contributed by the parent entity to Contango Ore, Inc. If you do not believe this presentation would be meaningful or would differ materially from the historical financial statements, explain your rationale.

c.   Please disclose the accounting policy that you will apply when recording the various contributions from Contango Oil & Gas Company.

Engineering Comments

General

24.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7.   We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

25.   In an appropriate location of your filing, please disclose the annual payments and fees required to be paid for all leased, claimed, and owned land.

26.   In your filing or as an exhibit to your filing, please disclose property identifiers, such as claim names and identification numbers, for all land holdings.

27.   In an appropriate location of your filing, please disclose the information required under Section (B) of Industry Guide 7, including means of access to your property, a

description of the infrastructure on your property, and the source of power and water that can be utilized by your property.

Capital Budget page 18

28.   In this section of your filing you disclose your capital spending for the next twelve months will be $2 million for exploratory drilling, yet on pages 4 & 5 of your filing you refer to other types of mineral exploration techniques with respect to your properties. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3734.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (213) 612-2501
        Vanessa Kwong, Esq.
        Morgan, Lewis & Bockius LLP